EXHIBIT 99.1

O2Micro Reports Third Quarter 2013 Financial Results

GEORGE TOWN, Grand Cayman, Oct. 30, 2013 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter of 2013, ending September 30, 2013.

Financial Highlights for the Third Quarter ending September 30, 2013:

O2Micro International Limited reported Q3 2013 revenue of $18.6 million. Revenue was down 1% sequentially and down 19% from the comparable year-ago quarter. The gross margin in the third quarter of 2013 was 51.4%. The gross margin was up from 51.2% in the prior quarter and down from 54.5% in the third quarter of 2012. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the third quarter of 2013, the company recorded total GAAP operating expenses of $14.2 million, compared to $14.6 million in the second quarter of 2013 and $17.3 million in the year-ago Q3 period. The respective GAAP operating margins for the third quarter of 2013, the second quarter of 2013, and the third quarter of 2012 were (25.1%), (26.8%), and (21.2%).

GAAP net loss was $4.5 million in Q3 2013. This compares to a GAAP net loss of $4.4 million in the second quarter of 2013 and a GAAP net loss of $4.3 million in Q3 2012. GAAP net loss per fully diluted ADS was $0.16 in Q3 2013. This compares to a GAAP net loss per fully diluted ADS of $0.15 in Q2 2013 and a GAAP net loss per fully diluted ADS of $0.14 in Q3 2012.

Financial Highlights for the Nine Months ending September 30, 2013:

O2Micro International Limited reported revenue of $54.7 million for the nine months ending September 30, 2013. This was down 32.4% from $80.8 million in the comparable nine months of 2012. The gross margins were 50.9% and 55.6% during the corresponding periods of 2013 and 2012, respectively. GAAP operating expenses were $42.9 million and $61.6 million in the first nine months of 2013 and 2012, respectively. The respective GAAP operating margins for the comparable periods were (27.6%) and (20.6%). Pretax loss from continuing operations was $13.3 million in the first nine months of 2013. This compares to a pretax loss from continuing operations of $15.2 million in the first nine months of 2012. GAAP net loss was $14.0 million in the first nine months of 2013. This compares to a GAAP net loss of $15.2 million in the first nine months of 2012. The GAAP net loss per fully diluted ADS was $0.48 in the first nine months of 2013. This compares to a GAAP net loss per fully diluted ADS of $0.48 in the corresponding first nine months of 2012.

Supplementary Data:

The company ended the third quarter of 2013 with $78.1 million in unrestricted cash and short-term investments or $2.77 per outstanding ADS. The accounts receivable balance was $11.5 million and represented 55 days sales outstanding at the end of Q3 2013. Inventory was $8.1 million or 80 days and turned over 4.5 times during Q3 2013. As of September 30, 2013, the company had $89.0 million in working capital and the book value was $131.6 million, or $4.67 per outstanding ADS.

As of September 30, 2013, O2Micro International Limited counted 597 employees, including 335 engineers.

Management Commentary:

"Our September quarter revenue was in-line with the guidance we provided in July and represents ongoing acceptance of our new products through solid design win activity and market share gains," said Sterling Du, O2Micro's Chairman and CEO. "Excluding previous generation products and legacy businesses, our business has grown year-over-year and we continue to believe that our carefully chosen growth drivers of general lighting, battery management, power management and backlighting will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its third quarter conference call today, October 30, 2013, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-437-9445, pass code #1689610
INTERNATIONAL participants:	719-325-2495, pass code #1689610

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #1689610
INTERNATIONAL participants:	719-457-0820, pass code #1689610

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 24,833 patent claims granted, and over 25,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

NET SALES	$ 18,617	$ 22,843	$ 54,681	$ 80,843

COST OF SALES	9,056	10,390	26,870	35,933

GROSS PROFIT	9,561	12,453	27,811	44,910

OPERATING EXPENSES (INCOME)
Research and development (1)	6,514	8,610	19,824	26,075
Selling, general and administrative (1)	7,719	8,692	23,101	26,165
Provision for litigation	--	--	--	9,422
Litigation income	--	--	--	(100)
Total Operating Expenses	14,233	17,302	42,925	61,562

LOSS FROM OPERATIONS	(4,672)	(4,849)	(15,114)	(16,652)

NON-OPERATING INCOME
Interest income	309	448	1,031	1,324
Foreign exchange gain (loss) – net	(128)	(134)	404	(378)
Other – net	196	497	347	511
Total Non-operating Income	377	811	1,782	1,457

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,295)	(4,038)	(13,332)	(15,195)

INCOME TAX EXPENSE	247	293	701	837

LOSS FROM CONTINUING OPERATIONS	(4,542)	(4,331)	(14,033)	(16,032)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	--	14	(3)	817

NET LOSS	(4,542)	(4,317)	(14,036)	(15,215)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	474	249	(23)	510
Unrealized gain on available-for-sale securities	112	155	141	208
Unrealized pension gain	5	4	14	12
Total Other Comprehensive Income	591	408	132	730

COMPREHENSIVE LOSS	$ (3,951)	$ (3,909)	$ (13,904)	$ (14,485)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.16)	$ (0.14)	$ (0.48)	$ (0.51)
Discontinued operations	--	--	--	0.03
	$ (0.16)	$ (0.14)	$ (0.48)	$ (0.48)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.16)	$ (0.14)	$ (0.48)	$ (0.51)
Discontinued operations	--	--	--	0.03
	$ (0.16)	$ (0.14)	$ (0.48)	$ (0.48)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	28,318	30,943	28,968	31,375
Diluted (in thousands)	28,318	30,943	28,968	31,375

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 173	$ 231	$ 530	$ 734
Selling, general and administrative	$ 465	$ 553	$ 1,430	$ 1,591

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2013	2012
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 34,309	$ 27,898
Restricted cash	175	177
Short-term investments	43,788	69,427
Accounts receivable – net	11,455	8,773
Inventories	8,141	7,917
Prepaid expenses and other current assets	1,731	1,957
Total Current Assets	99,599	116,149

LONG-TERM INVESTMENTS	15,924	15,530

PROPERTY AND EQUIPMENT – NET	23,637	26,142

OTHER ASSETS
Restricted assets	10,000	10,000
Intangible assets	--	31
Other Assets	3,323	3,474
Total Other Assets	13,323	13,505

TOTAL ASSETS	$152,483	$171,326

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 4,902	$ 3,756
Income tax payable	218	362
Accrued expenses and other current liabilities	5,510	6,577
Total Current Liabilities	10,630	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	676	708
Other liabilities	9,551	9,551
Total Other Long-Term Liabilities	10,227	10,259

Total Liabilities	20,857	20,954

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of September 30, 2013 and December 31, 2012, respectively	33	33
Additional paid-in capital	139,582	138,793
Retained earnings	2,829	16,865
Accumulated other comprehensive income	7,997	7,865
Treasury stock – 250,502,950 and 162,072,500 shares as of September 30, 2013 and December 31, 2012, respectively	(18,815)	(13,184)
Total Shareholders' Equity	131,626	150,372

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$152,483	$171,326
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email:  scott.anderson@o2micro.com